ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-158385
Dated September 23, 2011



Optimization

HSBC USA Inc. Trigger Phoenix Autocallable Optimization Securities
Linked to the SPDR S&P 500 ETF Trust due on or about September 28, 2012

Investment Description

These Trigger Phoenix Autocallable Optimization Securities (the ''Securities'') are senior unsecured debt securities issued by HSBC USA Inc. linked to the performance of the SPDR S&P 500 ETF Trust (the ''Index Fund''). The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. HSBC will pay a quarterly Contingent Coupon payment if the Closing Price of the Index Fund on the applicable Observation Date is equal to or greater than the Coupon Barrier. Otherwise, no coupon will be paid for the quarter. HSBC will automatically call the Securities if the Closing Price of the Index Fund on any Observation Date is equal to or greater than the Initial Price. If the Securities are called, HSBC will pay you the Principal Amount of your Securities plus the Contingent Coupon for that quarter and no further amounts will be owed to you under the Securities. If the Securities are not called prior to maturity and the Final Price of the Index Fund is equal to or greater than the Trigger Price (which is the same price as the Coupon Barrier), HSBC will pay you a cash payment at maturity equal to the Principal Amount of your Securities plus the Contingent Coupon for the final quarter. If the Final Price of the Index Fund is less than the Trigger Price, HSBC will pay you less than the full Principal Amount, if anything, resulting in a loss on your investment that is proportionate to the negative performance of the Index Fund over the term of the Securities and you may lose up to 100% of your initial investment.

Investing in the Securities involves significant risks. HSBC may not pay any Contingent Coupons on the Securities. You may lose some or all of your Principal Amount. The contingent repayment of principal only applies if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

Features

❑ **Contingent Coupon**: HSBC will pay a quarterly Contingent Coupon payment if the Closing Price of the Index Fund on the applicable Observation Date is equal to or greater than the Coupon Barrier. Otherwise, no coupon will be paid for the quarter.

❑ **Automatically Callable:** HSBC will automatically call the Securities and pay you the Principal Amount of your Securities plus the Contingent Coupon otherwise due for that quarter if the Closing Price of the Index Fund on any quarterly Observation Date is equal to or greater than the Initial Price. If the Securities are not called, investors will have the potential for a loss at maturity.

❑ **Contingent Repayment of Principal Amount at Maturity:** If by maturity the Securities have not been called and the price of the Index Fund does not close below the Trigger Price on the Final Valuation Date, HSBC will pay you the Principal Amount per Security at maturity. If the price of the Index Fund closes below the Trigger Price on the Final Valuation Date, HSBC will pay less than the Principal Amount, if anything, resulting in a loss that is proportionate to the decline in the Closing Price of the Index Fund from the Trade Date to the Final Valuation Date. The contingent repayment of principal only applies if you hold the Securities until maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	September 28, 2011
Settlement Date	September 30, 2011
Observation Dates[2]	Quarterly
Final Valuation Date[2]	September 24, 2012
Maturity Date[2]	September 28, 2012

[1] Expected
[2] See page 3 for additional details

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE INDEX FUND, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF YOUR INVESTMENT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 8 OF THIS FREE WRITING PROSPECTUS AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE US4-2 OF THE ACCOMPANYING UNDERLYING SUPPLEMENT NO. 4 AND BEGINNING ON PAGE S-3 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

We are offering the Securities, which are linked to the performance of the Index Fund, at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. The Initial Price, Contingent Coupon Rate, Trigger Price and Coupon Barrier will be determined on the Trade Date.

Index Fund	Contingent Coupon Rate	Initial Price	Trigger Price	Coupon Barrier	CUSIP	ISIN
SPDR S&P 500 ETF Trust ("SPY")	11.50% to 15.00% per annum	$	75.00% of the Initial Price	75.00% of the Initial Price	40433C395	US40433C3951

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this free writing prospectus. The Securities offered will have the terms specified in the accompanying prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus for the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$10.00	$0.15	$9.85
Total			

UBS Financial Services Inc.   **HSBC USA Inc.**

Additional Information about HSBC USA Inc. and the Securities

This free writing prospectus relates to the offering of Securities linked to the Index Fund identified on the cover page. The Index Fund described in this free writing prospectus is a reference asset as defined in the prospectus supplement, and the Securities being offered hereby are "Notes" for purposes of the prospectus supplement. As a purchaser of a Security, you will acquire an investment instrument linked to the Index Fund. Although the offering of Securities relates to the Index Fund identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Index Fund, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the underlying supplement no. 4 dated October 22, 2010. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying underlying supplement no. 4, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 8 of this free writing prospectus and in "Risk Factors" beginning on page US4-2 of the underlying supplement no. 4 and beginning on page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. HSBC urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus supplement and underlying supplement no. 4) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and underlying supplement no. 4 in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Underlying supplement no. 4 dated October 22, 2010:
  www.sec.gov/Archives/edgar/data/83246/000114420410055207/v199610_424b2.htm

- Prospectus supplement dated April 9, 2009:
  http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- Prospectus dated April 2, 2009:
  http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to the "Issuer," "HSBC", "we," "us" and "our" are to HSBC USA Inc. References to the "underlying supplement no. 4" mean the underlying supplement no. 4 dated October 22, 2010, "prospectus supplement" mean the prospectus supplement dated April 9, 2009 and references to the "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated April 2, 2009.

Indicative Terms

Issuer	HSBC USA Inc. (A1/AA-/AA)[1] ("HSBC")
Principal Amount	$10 per Security (subject to a minimum investment of $1,000).
Term	12 months, unless earlier called.
Trade Date	September 28, 2011
Settlement Date	September 30, 2011
Final Valuation Date	September 24, 2012, subject to adjustment in the event of a Market Disruption Event.
Maturity Date	September 28, 2012, subject to adjustment in the event of a Market Disruption Event.
Index Fund	SPDR S&P 500 ETF Trust (Ticker: SPY)
Automatic Call Feature	The Securities will be automatically called if the Closing Price of the Index Fund on any Observation Date is equal to or greater than the Initial Price.
	If the Securities are called, HSBC will pay you on the applicable Coupon Payment Date (which will also be the "Call Settlement Date") a cash payment per Security equal to your Principal Amount plus the Contingent Coupon otherwise due on such date pursuant to the Contingent Coupon feature. No further amounts will be owed to you under the Securities.
Coupon Payment Dates	With respect to the first three Observation Dates, two business days following the applicable Observation Date. For the Final Valuation Date the Coupon Payment Date will be the Maturity Date.
Contingent Coupon Rate	The Contingent Coupon Rate is expected to be between 11.50% to 15.00% per annum, payable quarterly, and will be calculated on a 30/360 basis. The actual Contingent Coupon Rate will be determined on the Trade Date.
Contingent Coupon	**If the Closing Price of the Index Fund is equal to or greater than the Coupon Barrier on any Observation Date**, HSBC will pay you the Contingent Coupon applicable to such Observation Date.
	If the Closing Price of the Index Fund is less than the Coupon Barrier on any Observation Date, the Contingent Coupon applicable to such Observation Date will not be payable and HSBC will not make any payment to you on the relevant Coupon Payment Date.
	The Contingent Coupon will be a fixed amount based upon equal quarterly installments at the Contingent Coupon Rate, which is a per annum rate. The table below sets forth each Observation Date, Coupon Payment Date and the hypothetical Contingent Coupons based on a hypothetical Contingent Coupon Rate of 11.50% per annum. Actual amounts will be determined on the Trade Date. Amounts in the table below may have been rounded for ease of analysis.

Contingent Coupon

Expected Observation Dates[2]	Coupon Payment Dates	SPDR S&P 500 ETF Trust
December 28, 2011	December 30, 2011	$0.2875
March 28, 2012	March 30, 2012	$0.2875
June 27, 2012	June 29, 2012	$0.2875
Final Valuation Date (September 24, 2012)	Maturity Date (September 28, 2012)	$0.2875

Contingent coupon payments on the Securities are not guaranteed. HSBC will not pay you the Contingent Coupon for any Observation Date on which the Closing Price of the Index Fund is less than the Coupon Barrier.

Investment Timeline



Trade Date

The Initial Price is observed and the Contingent Coupon Rate, Trigger Price and Coupon Barrier are determined.

Quarterly

If the Closing Price of the Index Fund is equal to or greater than the Coupon Barrier on any Observation Date, HSBC will pay you a Contingent Coupon payment on the applicable Coupon Payment Date.

The Securities will automatically be called if the Closing Price of the Index Fund on any Observation Date is equal to or greater than the Initial Price.

If the Securities are called, HSBC will pay you a cash payment per Security equal to $10.00 plus the Contingent Coupon otherwise due on such date.

Maturity Date

The Final Price and Index Fund Return are determined on the Final Valuation Date.

If the Securities have not been called and the Final Price is equal to or greater than the Trigger Price (and the Coupon Barrier), HSBC will repay the Principal Amount equal to $10.00 per Security plus the Contingent Coupon otherwise due on the Maturity Date.

If the Securities have not been called and the Final Price is below the Trigger Price, HSBC will repay less than the Principal Amount, if anything, resulting in a loss of principal proportionate to the decline of the Index Fund, equal to a return of:

$10.00 × (1 + Index Fund Return) per Security

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[1] HSBC USA Inc. is rated A1 by Moody's, AA- by Standard & Poor's and AA by Fitch Ratings. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the Securities is dependent upon factors in addition to our ability to pay our obligations under the Securities, such as the Closing Price, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the Securities.

[2] Expected. In the event HSBC makes any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same and the Observation Dates may be adjusted in a similar manner. Each Observation Date is subject to postponement in the event of a Market Disruption Event or non-trading day.

Payment at Maturity (per $10 Security)	**If the Securities are not called, you will receive a payment on the Maturity Date calculated as follows:** **If the Final Price is equal to or greater than the Trigger Price (and Coupon Barrier),** HSBC will pay you a cash payment on the Maturity Date equal to $10 per $10 Principal Amount of Securities plus the Contingent Coupon otherwise due on the Maturity Date.[3] **If the Final Price of the Index Fund is less than the Trigger Price**, HSBC will pay you a cash payment on the Maturity Date that is less than the Principal Amount, equal to: $10 × (1 + Index Fund Return). **In this case, you will have a loss of principal that is proportionate to the decline in the Final Price from the Initial Price and you will lose some or all of your initial investment.**
Index Fund Return	$$\frac{\text{Final Price - Initial Price}}{\text{Initial Price}}$$
Trigger Price	75.00% of the Initial Price.
Coupon Barrier	75.00% of the Initial Price.
Initial Price	The Closing Price of the Index Fund on the Trade Date.
Final Price	The Closing Price of the Index Fund on the Final Valuation Date.
Closing Price	The Closing Price on any scheduled trading day will be the Closing Price of the Index Fund on such scheduled trading day as determined by the Calculation Agent based upon the value displayed on Bloomberg Professional® service page "SPY UP <EQUITY>"or any successor page on Bloomberg Professional® service or any successor service as applicable, adjusted by the Calculation Agent as described under "Antidilution and Reorganization Adjustments" in the accompanying underlying supplement no. 4.
CUSIP/ISIN	40433C395 / US40433C3951
Calculation Agent	HSBC USA Inc. or one of its affiliates.
Paying Agent	HSBC Bank USA, N.A. will act as Paying Agent with respect to the Securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.
Trustee	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as Trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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[3] Contingent repayment of principal is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Investor Suitability

The Securities may be suitable for you if:

- You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- You are willing to make an investment where you could lose some or all of your initial investment and are willing to make an investment that may have the same downside market risk as an investment directly in the Index Fund.
- You believe the Closing Price will be equal to or greater than the Coupon Barrier on the specified Observation Dates (including the Final Valuation Date) and equal to or greater than the Trigger Price on the Final Valuation Date.
- You understand and accept that you will not participate in any appreciation in the price of the Index Fund and your potential return is limited to the Contingent Coupon payments.
- You are willing to invest in the Securities if the Contingent Coupon Rate is set equal to the bottom of the range indicated on the cover hereof (the actual Contingent Coupon Rate will be set on the Trade Date).
- You are willing to hold Securities that will be automatically called on the earliest Observation Date on which the Closing Price is equal to or greater than the Initial Price, or you are otherwise willing to hold the Securities to maturity, a term of 12 months, and do not seek an investment for which there is an active secondary market.
- You are willing to forgo dividends paid on the Index Fund.
- You are willing to assume the credit risk associated with HSBC, as issuer of the Securities, and understand that if HSBC defaults on its obligation you may not receive any amounts due to you including the repayment of principal.

The Securities may not be suitable for you if:

- You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- You are not willing to make an investment in which you could lose some or all of your initial investment and you are not willing to make an investment that may have the same downside market risk as an investment directly in the Index Fund.
- You believe that the price of the Index Fund will decline during the term of the Securities and is likely to close below the Coupon Barrier on the specified Observation Dates and below the Trigger Price on the Final Valuation Date
- You seek an investment that is designed to return your full Principal Amount at maturity.
- You seek an investment that participates in the full appreciation in the price of the Index Fund or that has unlimited return potential.
- You are not willing to invest in the Securities if the Contingent Coupon Rate is set equal to the bottom of the range indicated on the cover hereof (the actual Contingent Coupon Rate will be set on the Trade Date).
- You are unable or unwilling to hold securities that will be automatically called on the earliest Observation Date on which the Closing Price is equal to or greater than the Initial Price, or you are otherwise unable or unwilling to hold the Securities to maturity, a term of 12 months, and seek an investment for which there will be an active secondary market.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive the dividends paid on the Index Fund.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 8 of this free writing prospectus and the more detailed "Risk Factors" beginning on page US4-2 of the underlying supplement no. 4 and beginning on page S-3 of the accompanying prospectus supplement.

What are the tax consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the Securities), more than 5% of any entity owned by the Index Fund. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, HSBC's special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as income-bearing pre-paid derivative contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach and, pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, HSBC intends to treat any gain or loss upon maturity or an earlier sale, exchange or call as short-term capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Security. Your tax basis in a Security generally will equal your cost of the Security. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, HSBC intends to treat any Contingent Coupon paid by HSBC, including on the Maturity Date or upon automatic call, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as income-bearing pre-paid derivative contracts.

HSBC will not attempt to ascertain whether any of the entities whose stock is owned by the Index Fund would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is owned by the Index Fund were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is owned by the Index Fund and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is owned by the Index Fund is or becomes a PFIC or USRPHC.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "short-term debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Short-Term Debt Instruments" in the prospectus supplement.

In addition, if you are a non-U.S. Holder (as defined in the prospectus supplement), because the tax treatment of the Contingent Coupons is unclear, HSBC intends to withhold an amount equal to 30% of any Contingent Coupon payable to you, subject to reduction or elimination by applicable treaty, unless income from such Contingent Coupon is effectively connected with your conduct of a trade or business within the United States.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but HSBC urges you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying underlying supplement no. 4 and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Risk of Loss at Maturity –** The Securities differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Securities. If the Securities are not called, HSBC will only pay you the Principal Amount of your Securities (plus the final quarterly Contingent Coupon) in cash if the Final Price is greater than or equal to the Trigger Price and will only make such payment at maturity. If the Securities are not called and the Final Price is less than the Trigger Price, you will lose some or all of your initial investment in an amount proportionate to the decline in the Final Price from the Initial Price.

♦ **The Contingent Repayment of Principal Applies Only at Maturity —** You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the price of the Index Fund is then above the Trigger Price.

♦ **You May Not Receive any Contingent Coupons —** HSBC will not necessarily make periodic coupon payments on the Securities. If the Closing Price of the Index Fund on an Observation Date is less than the Coupon Barrier, HSBC will not pay you the Contingent Coupon applicable to such Observation Date. If the Closing Price of the Index Fund is less than the Coupon Barrier on each of the Observation Dates, HSBC will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Securities. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Securities.

♦ **Limited Return on the Securities –** The return potential of the Securities is limited to the Contingent Coupon Rate regardless of any appreciation of the Index Fund. In addition, your total return on the Securities will vary based on the number of Observation Dates for which the Contingent Coupons are payable and may be less than the Contingent Coupon Rate, or even zero. Further, the return potential of the Securities is limited by the automatic call feature in that you will not receive any further payments after the Securities are called. Your Securities could be called as early as the first quarterly Observation Date and your return could be minimal. If the Securities are not called, you will not participate in any appreciation in the Closing Price of the Index Fund even though you will be subject to the risk of a decline in the Closing Price of the Index Fund. As a result, the return on an investment in the Securities could be less than the return on a direct investment in the Index Fund.

♦ **Certain Built-in Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity –** You should be willing to hold your Securities to maturity. The Securities are not designed to be short-term trading instruments. The price at which you will be able to sell your Securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the Principal Amount of the Securities, even in cases where the Index Fund has appreciated since the Trade Date.

♦ **Reinvestment Risk –** If your Securities are called early, the term of the Securities will be reduced and you will not receive any payment on the Securities after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an automatic call of the Securities at a comparable rate of return for a similar level of risk. To the extent you are able to reinvest such proceeds in an investment comparable to the Securities, you may incur transaction costs. Because the Securities may be called as early as three months after issuance, you should be prepared in the event the Securities are called early.

♦ **Credit of Issuer –** The Securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any Contingent Coupon payment or any repayment of principal at maturity or upon an automatic call, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and could lose your entire investment.

♦ **Higher Contingent Coupon Rates are Generally Associated With a Greater Risk of Loss —** Greater expected volatility with respect to the Index Fund reflects a higher expectation as of the Trade Date that the Closing Price of the Index Fund could be below the Trigger Price on the Final Valuation Date. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate for that Security. However, while the Contingent Coupon Rate is set on the Trade Date, the Index Fund's volatility can change significantly over the term of the Securities. The price of the Index Fund could fall sharply, which could result in a significant loss of principal.

♦ **No Assurance that the Return Strategy of the Securities will be Successful -** While the Securities are structured to provide Contingent Coupons as long as the Index Fund does not decline below the Coupon Barrier (as measured by the Closing Price on the Observation Dates), we cannot assure you of the economic environment during the term, or at maturity, of your Securities. As a result, you may not receive a Contingent Coupon on any Coupon Payment Date and you may lose some or all of your initial investment in the Securities.

♦ **Lack of Liquidity –** The Securities will not be listed on any securities exchange or quotation system. One of our affiliates may offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Securities, which will exclude any fees or commissions you paid when you purchased the Securities.

♦ **Impact of Fees and Hedging Costs on Secondary Market Prices –** Generally, the price of the Securities in the secondary market, if any, is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, hedging costs or commissions and other compensation paid with respect to the Securities.

♦ **No Dividend Payments or Voting Rights —** Owning the Securities is not the same as owning the Index Fund or the stocks comprising the Index Fund's underlying index. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of shares of the index funds or stocks held by the index funds would have.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates –** HSBC, UBS Financial Services Inc., or any of their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and such research, opinions or recommendations may be revised at any time. Any such research, opinions or recommendations could affect the price of the stocks held by the Index Fund or the price of the Index Fund, and therefore, the market value of the Securities.

♦ **Potential HSBC Impact on Price** – Trading or transactions by HSBC USA Inc. or any of its affiliates in the stocks held by the Index Fund or in shares of the Index Fund, or in futures, options, exchange-traded funds or other derivative products on the stocks held by the Index Fund or shares of the Index Fund, may adversely affect the market value of the stocks held by the Index Fund or shares of the Index Fund, and, therefore, the market value of the Securities.

♦ **Potential Conflict of Interest –** HSBC and its affiliates may engage in business with the issuers of the stocks held by the Index Fund, which may present a conflict between the obligations of HSBC and you, as a holder of the Securities. The Calculation Agent, which may be HSBC or any of its affiliates will determine the Payment at Maturity or on a Coupon Payment Date or Call Settlement Date, as applicable, based on observed prices of the Index Fund in the market. The Calculation Agent can postpone the determination of the Closing Price on an Observation Date and the corresponding Coupon Payment Date or Call Settlement Date, as applicable, if a Market Disruption Event exists on such Observation Date. Furthermore, the Calculation Agent can postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Price Prior to Maturity** — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the price of the Index Fund; the volatility of the Index Fund; the dividend rate paid on the Index Fund; the time remaining to the maturity of the Securities; interest rates; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.

♦ **There is Limited Anti-dilution Protection** — The Calculation Agent will adjust the Closing Price, which will affect the Index Fund Return and, consequently, the Payment at Maturity, for certain events affecting the Index Fund, such as stock splits and corporate actions. The Calculation Agent is not required to make an adjustment for every corporate action which affects the Index Fund. If an event occurs that does not require the Calculation Agent to adjust the amount of the shares of the Index Fund, the market price of the Securities may be materially and adversely affected. See "Anti-dilution and Reorganization Adjustments" below for additional information.

♦ **An Index Fund and its Underlying Index are Different** – The performance of an index fund may not exactly replicate the performance of its underlying index, because the index fund will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the index fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

♦ **The Index Fund is Subject to Management Risk** – The Index Fund is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Index Fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of its underlying index by investing in a portfolio of securities that generally replicate the underlying index. Therefore, unless a specific security is removed from the underlying index, the Index Fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the Index Fund is subject to the risk that the investment strategy of the Index Fund's investment advisor may not produce the intended results.

♦ **The Securities are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any payment owed to you on the Securities and you could lose your entire investment.

♦ **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the Securities, and therefore significant aspects of the tax treatment of the Securities are uncertain as to both the timing and character of any inclusion in income in respect of the Securities. Under one reasonable approach, the Securities should be treated as income-bearing pre-paid derivative contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

In addition, if you are a non-U.S. Holder (as defined in the prospectus supplement), because the tax treatment of the Contingent Coupons is unclear, HSBC intends to withhold an amount equal to 30% of any Contingent Coupon payable to you, subject to reduction or elimination by applicable treaty, unless income from such Contingent Coupon is effectively connected with your conduct of a trade or business within the United States.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Index Fund relative to its Initial Price. We cannot predict the Final Price or the Closing Price on any Observation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index Fund. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity per $10.00 Security on a hypothetical offering of the Securities, based on the following assumptions (the actual Initial Price, Contingent Coupon Rate, Contingent Coupon, Coupon Barrier and Trigger Price for the Securities will be determined on the Trade Date):

Investment term:	12 months (unless earlier called)
Hypothetical Initial Price:	$110.00
Hypothetical Contingent Coupon Rate:	11.50% per annum (or 2.875% per quarter). The actual Contingent Coupon Rate will be determined on the Trade Date and will not be less than 11.50% or greater than 15.00%.
Hypothetical Contingent Coupon:	$0.2875 per quarter
Observation Dates:	Quarterly
Hypothetical Coupon Barrier:	$82.50 (75% of the Initial Price)
Hypothetical Trigger Price:	$82.50 (75% of the Initial Price)

Example 1 — Securities are Called on the First Observation Date

Date	Closing Price	Payment (per Security)
First Observation Date	$115.00 (at or above Initial Price)	$10.2875 (Settlement Amount)
		Total Payment: $10.2875 (2.875% return)

Since the Securities are called on the first Observation Date, HSBC will pay you on the Call Settlement Date a total of $10.2875 per Security reflecting your Principal Amount plus the applicable Contingent Coupon for a 2.875% total return on the Securities. No further amount will be owed to you under the Securities.

Example 2 — Securities are Called on the Third Observation Date

Date	Closing Price	Payment (per Security)
First Observation Date	$90.00 (at or above Coupon Barrier; below Initial Price)	$0.2875 (Contingent Coupon)
Second Observation Date	$90.00 (at or above Coupon Barrier; below Initial Price)	$0.2875 (Contingent Coupon)
Third Observation Date	$120.00 (at or above Initial Price)	$10.2875 (Payment at Maturity)
		Total Payment: $10.8625 (8.625% return)

Since the Securities are called on the third Observation Date, HSBC will pay you on the Call Settlement Date a total of $10.2875 per Security, reflecting your principal amount plus the applicable Contingent Coupon. When added to the Contingent Coupon payments of $0.5750 received in respect of prior Observation Dates, HSBC will have paid you a total of $10.8625 per Security for a 8.625% total return on the Securities. No further amount will be owed to you under the Securities.

Example 3 — Securities are NOT Called and the Final Price of the Index Fund is at or above the Trigger Price

Date	Closing Price	Payment (per Security)
First Observation Date	$90.00 (at or above Coupon Barrier; below Initial Price)	$ 0.2875 (Contingent Coupon)
Second Observation Date	$75.00 (below Coupon Barrier)	$ 0.00
Third Observation Date	$80.00 (below Coupon Barrier)	$ 0.00
Final Valuation Date	$100.00 (at or above Trigger Price and Coupon Barrier; below Initial Price)	$10.2875 (Payment at Maturity)
		Total Payment: $10.5750 (5.750% return)

Since the Securities are not called and the Final Price of the Index Fund is above the Trigger Price and Coupon Barrier, at maturity, HSBC will pay you a total of $10.2875 per Security, reflecting your principal amount plus the applicable Contingent Coupon. When added to the Contingent Coupon payment of $0.2875 received in respect of a prior Observation Date, HSBC will have paid you a total of $10.5750 per Security for a 5.750% total return on the Securities.

Example 4 — Securities are NOT Called and the Final Price of the Underlying Stock is below the Trigger Price

Date	Closing Price	Payment (per Security)
First Observation Date	$90.00 (at or above Coupon Barrier; below Initial Price)	$ 0.2875 (Contingent Coupon)
Second Observation Date	$85.00 (at or above Coupon Barrier; below Initial Price)	$ 0.2875 (Contingent Coupon)
Third Observation Date	$83.00 (at or above Coupon Barrier; below Initial Price)	$ 0.2875 (Contingent Coupon)
Final Valuation Date	$44.00 (below Trigger Price and Coupon Barrier)	$10.00 × (1 + Index Fund Return) = $10.00 × (1 + -60%) = $10.00 - $6.00 = $ 4.00 (Payment at Maturity)
		Total Payment $4.8625 (-51.375% return)

Since the Securities are not called and the Final Price of the Index Fund is below the Trigger Price, at maturity HSBC will pay you $4.00 per Security. When added to the Contingent Coupon payments of $0.8625 received in respect of prior Observation Dates, HSBC will have paid you $4.8625 per Security for a loss on the Securities of 51.375%.

SPDR S&P 500 ETF Trust ("SPY")

Description of the SPY

The SPDR S&P 500 ETF Trust (formerly the "SPDR Trust Series 1") objective is to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P 500® Index. The SPY holds stocks and cash and is not actively managed by traditional methods, which typically involve effecting changes in the holdings of stocks and cash on the basis of judgments made relating to economic, financial and market considerations.

All references to the SPDR Trust Series 1 in the accompanying underlying supplement no. 4 shall refer to the SPDR S&P 500 ETF Trust. For more information about the SPY, see "SPDR Trust Series 1" on page US4-27 of the accompanying underlying supplement no. 4.

Historical Performance of the SPY

The following graph sets forth the historical performance of the SPY based on the daily historical closing prices from September 16, 2001 to September 22, 2011 as reported on Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. The historical prices of the SPY should not be taken as an indication of future performance.



Source: Bloomberg Professional® service

The closing price of the SPY on September 22, 2011 was $112.80.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$131.47	$124.40	$129.84
4/3/2006	6/30/2006	$132.77	$122.34	$127.25
7/3/2006	9/29/2006	$133.98	$122.49	$133.57
10/2/2006	12/29/2006	$143.24	$132.66	$141.66
1/3/2007	3/30/2007	$146.39	$136.75	$142.07
4/2/2007	6/29/2007	$154.40	$140.89	$150.38
7/2/2007	9/28/2007	$156.00	$137.00	$152.67
10/1/2007	12/31/2007	$157.52	$140.66	$146.39
1/2/2008	3/31/2008	$146.99	$126.00	$131.89
4/1/2008	6/30/2008	$144.30	$127.04	$128.04
7/1/2008	9/30/2008	$131.50	$110.97	$116.54
10/1/2008	12/31/2008	$116.69	$74.35	$90.33
1/2/2009	3/31/2009	$94.45	$67.10	$79.44
4/1/2009	6/30/2009	$96.11	$78.33	$91.92
7/1/2009	9/30/2009	$108.06	$87.01	$105.56
10/1/2009	12/31/2009	$113.03	$101.99	$111.44
1/4/2010	3/31/2010	$118.10	$104.58	$116.99
4/1/2010	6/30/2010	$122.12	$102.88	$103.22
7/1/2010	9/30/2010	$115.79	$101.13	$114.12
10/1/2010	12/31/2010	$126.20	$106.46	$125.78
1/3/2011	3/31/2011	$134.69	$125.28	$132.51
4/1/2011	6/30/2011	$137.17	$126.19	$131.97
7/1/2011*	9/22/2011*	$135.70	$110.27	$112.80

* As of the date of this free writing prospectus available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through September 22, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

Observation Dates and Maturity Date

The first paragraph of the section "Valuation Dates and Final Valuation Date" in the accompanying underlying supplement no. 4 will be replaced with the following paragraph:

If an Observation Date, including the Final Valuation Date is not a scheduled trading day, then such Observation Date or the Final Valuation Date, respectively, will be the next scheduled trading day. If a Market Disruption Event (as described in the accompanying underlying supplement no. 4) exists on an Observation Date or the Final Valuation Date, then such Observation Date or the Final Valuation Date, respectively, will be the next scheduled trading day for which there is no Market Disruption Event. If a Market Disruption Event exists with respect to an Observation Date or the Final Valuation Date on five consecutive scheduled trading days, then that fifth scheduled trading day will be an Observation Date or the Final Valuation Date (as applicable), and the Closing Price on such Observation Date or the Final Share Price (as applicable) will be determined by the Calculation Agent using its estimate of the exchange traded price for the Index Fund that would have prevailed but for that Market Disruption Event on that scheduled trading day. If an Observation Date other than the Final Valuation Date is postponed, then the corresponding Call Settlement Date or Coupon Payment Date will also be postponed by the same number of business days following the postponed Observation Date and no interest will be paid in respect of such postponement. If the Final Valuation Date is postponed, then the Maturity Date will also be postponed by the same number of business days and no interest will be paid in respect of such postponed Final Valuation Date.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus except that the accelerated Contingent Coupon will be calculated on the basis of a 360-day year consisting of twelve 30-day months at the per annum rate determined on the Trade Date. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Price. If a Market Disruption Event exists with respect to the Index Fund on that scheduled trading day, then the accelerated Final Valuation Date for the Index Fund will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will then be the fourth business day following the postponed accelerated Final Valuation Date.

If the Securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

Supplemental Plan of Distribution

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Securities at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so. HSBC or HSBC's affiliate will enter into swap agreements or related hedge transactions with one of HSBC's other affiliates or unaffiliated counterparties in connection with the sale of the Securities and the agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

See "Supplemental Plan of Distribution" on page S-52 in the accompanying prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.